FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of November 2004


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                                                                               2

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

         Announcement, dated November 18, 2004, by the Registrant disclosing the Supplemental Paid Announcement of Resignation of Non-Executive Director and Member of Audit Committee.

                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1             Announcement, dated November 18, 2004, by the              5
                Registrant disclosing the Supplemental Paid
                Announcement of Resignation of Non-Executive
                Director and Member of Audit Committee

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                               (Registrant)




Date: November 22, 2004               By: /s/ Peter Jackson
                                          -------------------------
                                          Peter Jackson
                                          Chief Executive Officer

                                                                     EXHIBIT 1.1
                                                                     -----------


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[LOGO - ASIA SAT]


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (Stock code: 1135)

                      RESIGNATION OF NON-EXECUTIVE DIRECTOR
                                       AND
                            MEMBER OF AUDIT COMMITTEE

--------------------------------------------------------------------------------
Supplementary information on the resignation of Mr. Jurgen Schulte as a Non-executive Director and Member of Audit Committee.
--------------------------------------------------------------------------------

Reference is made to the announcement of Asia Satellite Telecommunications Holdings Limited (the "Company") dated 17 November, 2004 relating to the resignation of Mr. Jurgen Schulte as a Non-executive Director and a Member of the Audit Committee of the Company with effect from 17 November, 2004.

Mr. Schulte confirmed that there is no disagreement with the Board of the Company and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Save as aforesaid, the Board is not aware of any other matters that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board comprises the following directors:

      EXECUTIVE DIRECTORS:
         Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
         Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

      NON-EXECUTIVE DIRECTORS:
         Mr. MI Zengxin (Chairman)           Mr. Romain BAUSCH (DEPUTY CHAIRMAN)
         Mr. Robert BEDNAREK                 Mr. DING Yu Cheng
         Mr. KO Fai Wong                     Mr. JU Weimin
         Mr. Mark RIGOLLE

      INDEPENDENT NON-EXECUTIVE DIRECTORS:
         Prof. Edward CHEN                   Mr. R. Donald FULLERTON
         Mr. Robert SZE




                                                     By order of the Board
                                                          DENIS LAU
                                                      COMPANY SECRETARY

Hong Kong, 18 November, 2004